

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2016

Via E-mail
Robert Stefanovich
Chief Financial Officer
17305 Daimler Street
Irvine, CA 92614

> **Re: Cryoport, Inc.**
> **Schedule TO-I**
> **File No. 005-85385**
>
> **Registration Statement on Form S-4**
> **File No. 333-213091**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-34632**
> **Filed August 11, 2016**

Dear Mr. Stefanovich:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the filings unless otherwise indicated.

Schedule TO-I

1. Please confirm that the prospectus includes all disclosure currently found in the Schedule TO. As an example, refer to the disclosure contained in Items 2 through 5 and 11 of the Schedule TO. See Exchange Act Rule 13e-4(b) and (e)(2).

Registration Statement on Form S-4

General

2. We note disclosure throughout the prospectus indicating that if the aggregate number of New Warrant Shares to be issued for all holders participating in the offer is greater than the Nasdaq Limit, then each of the participating holder's number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible.

   - Please advise us regarding the Company's intent to comply with Exchange Act Rule 13e-4(e)(3)(ii), 13e-4(f)(1)(ii) and 14e-1(b) should stockholder approval of the Offer not be obtained.
   - Please also provide us an analysis as to how you will comply with Section 5 of the Securities Act with respect to the issuance of "new replacement warrants" to holders of Original Warrants. Please also advise why it is necessary to replace such Original Warrants as opposed to returning such unaccepted Original Warrants to holders.

3. We note that the Original Warrants currently trade on the NASDAQ Capital Market. Please provide an analysis explaining the basis upon which you have concluded that the purchase of this series of securities is not subject to Exchange Act Rule 13e-3. Refer to Question 104.01 of the of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.

The Exchange Offer

Terms of the New Warrants, page 13

4. Please revise the statement that the summary of terms is not complete. While disclosure may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. This comment also applies to the qualification with respect to the material terms of the Supplemental Warrants.

Extension of the Offer and Exercise Period; Amendments; Termination, page 15

5. Please clarify that if a material change occurs in the information published, sent or given to security holders, the issuer will disseminate "promptly" disclosure of the change consistent with Rule 13e-4(d)(2) and 13e-4(e)(3).

Incorporation of Certain Information by Reference, page 28

6. We note the statement that you attempt to incorporate by reference into the Offer document all filings under Section 13, 14, and 15(d) of the Exchange Act filed while the Offer is pending and that the information filed with the Commission shall modify and supersede the Offer Letter/Prospectus. Please note that Schedule TO does not authorize incorporation by reference into your offering document of future filings made with the Commission. Please refer to General Instruction F to Schedule TO. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required. Accordingly, please amend to include your Form 10-Q for the period ended June 30, 2015. Refer to Item 1010(a)(2) of Regulation M-A. In addition, to the extent that you refer to the Private Securities Litigation Reform Act of 1995 in the documents you incorporate by reference or will incorporate by reference, such as your Form 10-K for the year ended March 31, 2016, and your most recent Form 10-Q, please revise to clarify that the PSLRA does not apply to statements in this tender offer. Refer to Exchange Act Section 21E(b)(2)(C).

7. Please provide an updated pro forma presentation. Refer to Item 1010(b) of Regulation M-A.

8. Please revise to include summary financial information, as described in Item 1010(c) of Regulation M-A. Refer to Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations that is available on the Commission's website at http://www.sec.gov for additional guidance.

Preliminary Proxy Statement on Schedule 14A

General

9. Please revise to mark both the proxy statement and attached form of proxy as a "Preliminary Copy" as required by Rule 14a-6(e)(1) of Regulation 14A.

10. We note that in exchange for the Original Warrants, the Company shall issue (1) an equal number of warrants to purchase one share of common stock at an exercise price of $1.50 per share (the "New Warrants"), conditioned upon the immediate exercise of such New Warrants, and (2) one warrant to purchase one share of common stock at an exercise price of $3.00 per share for every four New Warrants exercised (the "Supplemental Warrants"). Please revise to include or incorporate by reference the financial information required by Item 13(a) of Schedule 14A. Please refer to Item 12(f) and Item 13(b)(2) of Schedule 14A. For guidance, please refer to the Manual of Publicly Available Telephone Interpretations for Proxy Rules and Schedule 14A, Question 42, available on the

Commission's website at https://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

Proposal No. 3, page 14

11. We note your reference in bold to the material terms of the exchange offer on page 15. Please note that Item 12 of Schedule 14A does not permit incorporation by reference. Please refer to Note D to Schedule 14A. Accordingly, please revise to provide the disclosure required by Item 12(b) or confirm that the proxy statement includes such information.

Proposal No. 4, page 16

12. Please revise to disclose that you are providing this vote as required by Section 14A of the Exchange Act, the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. Refer to Item 24 of Schedule 14A.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the Company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Anthony Ippolito, Esq.
        Snell & Wilmer L.L.P.